FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

Call for Annual General and Special Shareholder’s Meeting to be held on June 13, 2017

Buenos Aires, May 15, 2017

Securities and Exchange Commission

Relevant information –Call for Annual General and Special Shareholder’s Meeting to be held on June 13, 2017.

BBVA Banco Francés S.A hereby informs that the Board of Directors in its meeting held today, has decided to call for Annual General and Special Shareholder’s meeting to be held on June 13, 2017.

Sincerely yours

BBVA BANCO FRANCÉS S.A.

Reconquista 199 (C1003ABC) - Casilla de Correo 3196 Correo Central (C1000ZAA) - BUENOS AIRES, ARGENTINA

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

BBVA BANCO FRANCÉS S. A.

Shareholders of BBVA Banco Francés S.A. are convened to the Annual General and Special Meeting to be held on June 13, 2017, at 4:00 p.m., upon the first call, and on the same day, at 5:00 p.m., upon the second call, in the event quorum is not reached on the first call. If the quorum required is not reached to hold the Special Meeting to address items 3, 4 and 5 of the Agenda, such Meeting will be held upon a second call later. The Meeting shall be held at Av. Córdoba 111, 1st floor, City of Buenos Aires, which is not the corporate address, to address the following:

Agenda

1)	Appointment of two shareholders to draft and sign the minutes of shareholders’ meeting, jointly with the Chairman.

2)	Increase of the share capital of BBVA Banco Francés S.A. for an amount up to a par value of $ 145,000,000 (Argentine Pesos One Hundred and Forty Five Million), through the issuance of up to 145,000,000 new common book-entry shares, with right to one (1) vote and a par value amounting to $ 1 (One Argentine Peso) each, and with right to collect the same dividends as the common, book-entry shares, outstanding upon issuance, to be offered for public subscription in the country and/or abroad; and setting the limits of the share premium to be established by the Board of Directors.

3)	Reduction of the term for the exercise of preemptive and residual preemptive rights for the subscription of new common book-entry shares, to the legal minimum term of ten (10) days, as set forth in Section 194, Argentine Companies’ Law No. 19550, as amended.

4)	Request of the relevant authorization for a public offering in the country and/or in the foreign markets the Board of Directors may timely determine, and listing in Bolsas y Mercados Argentinos S.A. (“BYMA”), the New York Stock Exchange, and/or in the foreign markets that the Board of Directors may determine further.

5)

Delegation to the Board of Directors of sufficient powers for (i) the implementation of the capital increase and the determination of all the issuance conditions not established by the Shareholders Meeting, and authorization to the Board of Directors, if required, to decide an additional increase for up to 15% of the number of shares authorized in case of oversubscription (always within the maximum nominal amount approved by the present Shareholders Meeting of $ 145.000.000), according to Section 62 of Argentine Law No. 26831 on Stock Markets, (ii) the filing of a public offering and listing of shares (or American Depositary Receipts, representing the same) to be issued in accordance with the share capital increase decided before, to the Argentine National Securities Commission (CNV), Securities and Exchange Commission of the United States of America (SEC), Mercado de Valores de Buenos Aires, Buenos Aires Stock Exchange, New York Stock Exchange, and/or any other similar foreign agency, (iii) execution of any type of agreements with local and/or foreign financial institutions so that they subscribe and pay up those shares, for their placement in the local and/or international market, and performance of all proceedings required and/or convenient for implementation of the resolutions adopted by this Meeting, (iv) if required, extending and/or adapting the American Depositary Receipts program, in force on this date between the Bank and The Bank of New York Mellon, as depository, representing the American Depositary Shares, and assignment to the Board of Directors of the powers to determine the terms, conditions, and scope of such program, and (v) implementation of all other decisions timely made by this Meeting, in relation to Items 2, 3 and 4 of the Agenda. Authorization to the Board of Directors to subdelegate the above mentioned powers upon one or more directors and/or managers of BBVA Banco Francés S.A., in accordance with CNV Rules.

Notes:

(a) Record and Certificate Deposit: In order to attend the Meeting (Section 238 of Argentine Companies’ Law No. 19550), shareholders shall deposit the certificate issued by Caja de Valores S.A., crediting their condition as such. The deposit shall be made in the Stock Office – Custody, located at Venezuela 538, Ground Floor, City of Buenos Aires, from Monday to Friday, from 10:00 a.m. to 03:00 p.m., up to and including June 7, 2017. The Bank will submit the slip to be used for being admitted to the Meeting. The shareholders’ attorneys-in-fact who desire to attend the Meeting are asked to come to Av. Córdoba 111, 1st floor, City of Buenos Aires, with the relevant documentation, an hour before the commencement of the Meeting, for registration purposes.

(b) The Meeting will be held as Special for the consideration of Items 3, 4 and 5 of the Agenda.

Jorge Carlos Bledel, President of BBVA Banco Francés S.A., has been appointed in such capacity by the Annual General and Special Meeting held on April 7, 2015, and the Board of Directors’ Meeting held on the same date.

Jorge Carlos Bledel - President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 15, 2017	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer